OPENING NIGHT ENTERPRISES, LLC

November 27, 2019

DELIVERED VIA E-MAIL

Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Mail Stop 3561

Attn: Mr. John Dana Brown

brownj@sec.gov

Re:	Opening Night Enterprises LLC
Post-Qualification Amendment No. 1 to
Offering Statement on Form 1-A
Comments Dated October 10, 2019
File No. 024-10712

Dear Mr. Brown:

Thank you for your letter, dated October 10, 2019, with regard to the above-referenced offering statement. We now are filing the Post-Qualification Amendment No. 1 offering statement in compliance with your letter’s instructions and direction and we are also providing this letter in response to certain comments and questions pertaining to some specific points raised in your letter, as follows:

Comment Letter Dated October 10, 2019

Risk Factors

Risk of Authorizing Immediate Use of Commitment Prior to Minimum Capitalization of the Company, page 12

1.	We have included the right to return of funds language in the operating agreement, the subscription agreement and the escrow agreement. We also include in the operating agreement specific disclosures required by Rule 10b-9(a)(2) regarding the return of funds, if less than $20 Million is raised and referred to Rule 15c2-4 per your request.

Additionally, we revised and reconciled our statement on page 20 that now reflects that “we are offering” investors the arrangement, as part of the Offering terms, to return part or all of the Investors’ funds.” …

Part F/S, page 59

2.	We have updated our Offering Circular and included an updated interim unaudited financial statement to include all six months after our qualification on March 29, 2019 through September 30, 2019, with the required notes in Part F/S of our filing.

As also required we offer the following accompanying statement. “In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.”

As required, the Management’s Discussion and Analysis of Financial Conditions is also updated to reflect a more current analysis and is found on Page 35 of the Offering Circular.

Additionally, an updated Consent of Independent Auditor is also made part of this filing.

80 West Sierra Madre Blvd., Suite 141, Sierra Madre, CA 91024 | 626.355.1049

OPENING NIGHT ENTERPRISES, LLC

Signatures, page 72

3.	We have revised our offering signature page, increasing to two managing members, that reflect the execution by “a Majority of members of [the issuer’s] … governing body,” as required by instruction 1 to the signatures of Form 1-A. “

Additionally, please consider this letter our notification that our operating agreement filed as Exhibit 1A-2B is currently in force and does now appear to contemplate its execution by a majority of Managers.

General

4.	We have revised Section 10 of our subscription agreement to disclose that this provision applies to actions arising under the federal securities laws and described same in the Offering Circular, and have included the risk factor disclosure stating that investors cannot waive compliance with the federal securities laws and rules and regulations thereunder.

5.	We have revised our Offering Circular to disclose the provision that any legal suit, action or proceeding … shall be instituted exclusively in a state or federal court in Los Angeles County, CA., including the relevant forums for litigation. Additionally, we have disclosed additional risks or other impacts on investors and disclosed that this provision applies to actions arising under the Securities Act or Exchange Act, while clarifying how this provision operates in connection with the arbitration provision set forth in section 10.

6.	We have revised the Offering Circular to disclose the arbitration provision set forth in Article 11.5 of the Operating Agreement.

We have removed Article 11.10 of our operating agreement which includes the fee-shifting provision.

7.	Periodic reports were not filed as we have yet to begin raising funds. Our energies have been spent in responding to SEC comments following our qualification. As we have now been made aware that semi-annual reports are required upon qualification regardless of funds raised, you will find included our semi-annual 1-SA report covering the six-month time period from qualification to the end of September 30, 2019.

As we begin our fund-raising efforts in 2020, we know that additional notifications and reports will be required.

We are mindful that our company, and its management are responsible for the accuracy and adequacy of all disclosures; notwithstanding any review, comments, action or absence of action by your staff.

Please send any responses or request for additional questions or information to Charles Jones, CEO of Opening Night Enterprises, LLC. The contact information is found at the footer below or you may notify via email at CharlesJonesII@mac.com.

In conclusion, we believe that Opening Night Enterprises, LLC has satisfactorily and accurately responded to your most recent comments and should currently be in compliance with your office’s requirements. We continue moving forward with our efforts to raise the funds, made possible through being qualified, thanks to you and your office’s assistance at the Securities and Exchange Commission.

Sincerely,

By:	/s/ Charles Jones
Charles Jones Chief Executive Officer Opening Night Enterprises, LLC

80 West Sierra Madre Blvd., Suite 141, Sierra Madre, CA 91024 | 626.355.1049